ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 29, 2014

VIA EDGAR

Mr. John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC  20549

Re:

ALPS Series Trust (the “Registrant”), on behalf of its series the New Sheridan Developing World Fund (the “Fund”)

File Nos.  333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 29 (“PEA 29”) to the Registrant’s registration statement filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”).

PEA 29 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 21 (“PEA 21”) filed on June 13, 2014 on Form N-1A. PEA 29 (i) reflects changes to PEA 21 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 28, 2014, (ii) includes certain other information not previously included in PEA 21, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 28, 2014 to PEA 21, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 21.

Prospectus

SUMMARY SECTION

Fees and Expenses of the Fund

1.

Staff Comment:  With respect to footnote 3, the Staff requests that the Registrant supplementally confirm that the agreement to limit the amount of the Fund’s Total Annual Fund Operating Expenses will be in effect for at least one year from the effective date of PEA 29.

Registrant’s Response:  The Registrant hereby supplementally confirms to the Staff that the agreement referred to in footnote 3 will be in effect through January 31, 2016.  This date is also currently reflected in footnote 3.

Principal Investment Strategies of the Fund / Principal Risks of the Fund

2.

Staff Comment:  In addition to describing the 80% of the Fund’s net assets that will be invested in “equity securities of issuers who are economically tied to a ‘developing country,’” the Staff requests that the Registrant include disclosure regarding the possible investments the Fund could hold in the remaining 20% of its net assets.

Registrant’s Response:  Comment complied with.  Based on information provided by the Adviser, the Registrant has added disclosure to the Fund’s principal investment strategies regarding the assets expected to be in included in the portion of the Fund’s portfolio not composed of equity securities of developing country issuers.

3.

Staff Comment:  The Staff notes that the Fund’s list of principal risks includes a discussion of “Foreign Sovereign Risk.”  In light thereof, the Fund’s discussion of its principal investment strategies should include additional detail regarding investments of this type.  Such details may include, for example, information regarding the anticipated maturity, credit quality and duration of such investments, and the Registrant should also consider whether enhanced disclosure regarding interest rate risk and credit risk is warranted.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant has deleted “Foreign Sovereign Risk” as a principal risk factor of the Fund, as the

Adviser does not expect to hold such credit instruments in the Fund.  As a consequence, the Registrant will not be adding disclosure related to such instruments to the Fund’s principal investment strategies.

4.

Staff Comment:  In addition to the “New Fund Risk,” the Staff requests that the Registrant consider including risk disclosure if the adviser has little or no experience managing investment companies registered under the 1940 Act.

Registrant’s Response:  Since the adviser to the Fund has prior experience managing an investment company registered under the 1940 Act, the Registrant has declined to add risk disclosure regarding a “new” adviser.

5.

Staff Comment:   The Staff requests that the Registrant delete the cross-reference to the section of the statutory prospectus titled “What are the Principal and Non-Principal Risks of Investing in the Fund?” as the disclosure included in the Summary Section should stand on its own terms.

Registrant’s Response:  Comment complied with.  The Registrant has revised the disclosure in accordance with the Staff’s comment.

6.

Staff Comment:  The Staff requests that the Registrant consider Guidance Regarding Mutual Fund Enhanced Disclosure (IM Guidance Update No. 2014-08, June 2014), in particular the observation therein that “the principal investment strategies and risks, required by Item 4 in the Summary Section, should be based on the information given in response to Item 9 of the Form, and should be a summary of that information.”

Registrant’s Response:  The Registrant and the Fund’s Adviser have considered the disclosure appearing in the Fund’s Summary Section as well as in the Statutory Prospectus, and believe that the level of disclosure currently appearing in PEA 29 is appropriate for both Item 4 and Item 9 of Form N-1A.

Statement of Additional Information

7.

Staff Comment:  The Staff requests that the Registrant consider whether any portion of the Fund’s disclosure appearing in the Statement of Additional Information might materially affect either the performance of the Fund or influence an investor’s decision to invest in the Fund.  If so, the Staff notes that such disclosure should appear in the Fund’s prospectus.

Registrant’s Response:  The Registrant has reviewed the Fund’s disclosure in the Statement of Additional Information, and believes that any such disclosure required to be provided in the Prospectus has been adequately discussed.

* * *

The Registrant and the Fund hereby acknowledge that:

•

the Registrant and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary

ALPS Series Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Robert A. Robertson, Esq., Dechert LLP

Russell Hoss, CFA, New Sheridan Advisors, LLC

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